SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          GOODY'S FAMILY CLOTHING INC.
                       (Name of Subject Company (Issuer))

                                 GF GOODS INC.
                              GF ACQUISITION CORP.
                                GMM CAPITAL LLC
                        PRENTICE CAPITAL MANAGEMENT, LP
                       (Name of Filing Person (Offerors))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   382588101
                     (CUSIP Number of Class of Securities)

                                  Isaac Dabah
                              c/o GMM Capital LLC
                          689 Fifth Avenue, 14th Floor
                               New York, NY 10022
                           Telephone: (212) 688-8288
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                With a Copy to:
                           Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square, New York, New York 10036
                           Telephone: (212) 735-3000

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
      TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
              N/A*                                       N/A*
-------------------------------------------------------------------------------

--------------------

* Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

     [ ] Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________     Filing Party: _____________________
Form or Registration No.:_____________     Date Filed: _______________________

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


         This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.


         On October 27, 2005, Goody's Family Clothing, Inc. (the "Company"), issued a press release containing information about entering into a definitive agreement with affiliates of GMM Capital LLC ("GMM") and Prentice Capital Management, LP ("Prentice"), for the acquisition of the Company and the intention of such affiliates of GMM and Prentice to commence a tender offer for all of the issued and outstanding shares of common stock of the Company. A copy of the press release is attached hereto as Exhibit (a)(5).


ITEM 12.    EXHIBITS.

(a) (5)   Press Release, dated October 27, 2005


THIS SCHEDULE TO IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF GOODY'S FAMILY CLOTHING, INC. THE SOLICITATION OF OFFERS TO BUY GOODY'S FAMILY CLOTHING, INC.'S COMMON STOCK WILL BE MADE ONLY PURSUANT TO THE TENDER OFFER DOCUMENTS, INCLUDING THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL THAT AFFILIATES OF GMM CAPITAL LLC AND PRENTICE CAPITAL MANAGEMENT, LP WILL BE DISTRIBUTING TO THE STOCKHOLDERS OF GOODY'S FAMILY CLOTHING, INC. AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS MAY OBTAIN A FREE COPY (WHEN AVAILABLE) OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT WILL BE FILED BY AFFILIATES OF GMM CAPITAL LLC AND PRENTICE CAPITAL MANAGEMENT, LP WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT www.sec.gov. STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

                                 EXHIBIT INDEX


EXHIBIT NUMBER          DESCRIPTION
--------------          -----------

(a)(5)                  Press Release, dated October 27, 2005